FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2025

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated December 18, 2025

Item 1

Banco Santander, S.A. (the “Bank” or “Banco Santander”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Reference is made to our notice of inside information of 30 July 2025 (official registry number 2844) (the “Buyback Commencement Communication”), relating to the buyback programme of own shares (the “Buyback Programme”) approved by the Board of Directors of Banco Santander.

Pursuant to article 5 of Regulation (EU) no. 596/2014 on Market Abuse of 16 April 2014, and articles 2.2 and 2.3 of Commission Delegated Regulation (EU) 2016/1052, of 8 March 2016, the Bank informs of the transactions carried out over its own shares between 11 and 17 December 2025 (both inclusive).

The cash amount of the shares purchased to 17 December 2025 as a result of the execution of the Buyback Programme amounts to 1,624,325,614 Euros, which represents approximately 95.6% of the maximum investment amount of the Buyback Programme. The programme was announced together with its other characteristics through the Buyback Commencement Communication. With these purchases, the Bank has repurchased approximately 15.2% of its outstanding shares as of 2021.

Date	Security	Transaction	Trading venue	Number of shares	Weighted average price (€)
11/12/2025	SAN	Purchase	XMAD	2,003,558	9.7057
11/12/2025	SAN	Purchase	CEUX	93,026	9.6898
11/12/2025	SAN	Purchase	TQEX	36,972	9.7053
11/12/2025	SAN	Purchase	AQEU	66,444	9.7323
12/12/2025	SAN	Purchase	XMAD	2,230,082	9.7911
12/12/2025	SAN	Purchase	CEUX	39,773	9.8545
12/12/2025	SAN	Purchase	TQEX	13,508	9.8480
12/12/2025	SAN	Purchase	AQEU	16,637	9.8488
15/12/2025	SAN	Purchase	XMAD	2,046,211	9.8160
15/12/2025	SAN	Purchase	CEUX	203,269	9.8132
15/12/2025	SAN	Purchase	TQEX	50,025	9.8129
15/12/2025	SAN	Purchase	AQEU	100,495	9.8132
16/12/2025	SAN	Purchase	XMAD	2,000,000	9.9051
16/12/2025	SAN	Purchase	CEUX	330,992	9.9014
16/12/2025	SAN	Purchase	TQEX	89,964	9.8889
16/12/2025	SAN	Purchase	AQEU	179,044	9.8936
17/12/2025	SAN	Purchase	XMAD	2,044,028	9.9115
17/12/2025	SAN	Purchase	CEUX	335,134	9.9115
17/12/2025	SAN	Purchase	TQEX	83,432	9.9181
17/12/2025	SAN	Purchase	AQEU	137,406	9.9074
			TOTAL	12,100,000

Issuer name: Banco Santander, S.A. - LEI 5493006QMFDDMYWIAM13

Reference of the financial instrument: ordinary shares - Code ISIN ES0113900J37

Detailed information of the transactions carried out within the referred period is attached as Annex I.

Boadilla del Monte (Madrid), 18 December 2025

ANNEX I

Detailed information on each of the transactions carried out within the context of the Buy-back Programme between 11/12/2025 and 17/12/2025 (both inclusive)

(https://www.santander.com/content/dam/santander-com/es/documentos/cumplimiento/do-anexo-i-11-a-17-12-2025.pdf)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	December 18, 2025	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Corporate Compliance